UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 32)*

DISH NETWORK CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

25470M 109

(CUSIP Number)

Timothy A. Messner

Executive Vice President and General Counsel

DISH Network Corporation

9601 S. Meridian Blvd.

Englewood, Colorado 80112

(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25470M 109

1.	Name of Reporting Person Charles W. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,680,765 SHARES (1) (2) 20,000 SIXTY DAY SHARES (3)

	8.	Shared Voting Power 239,383,286 SHARES (1) (4)

	9.	Sole Dispositive Power 2,680,765 SHARES (1) (2) 20,000 SIXTY DAY SHARES (3)

	10.	Shared Dispositive Power 239,383,286 SHARES (1) (4)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 242,084,051

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 51.5% (5)

14.	Type of Reporting Person IN

(1) Includes shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of DISH Network Corporation (“DISH Network”).  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 1,356,070 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 19,987 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; and (iii) 1,304,708 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(3) “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d-3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof.

(4) Consists of: (i) 235 shares of Class A Common Stock owned beneficially directly by Mr. Ergen’s spouse, Cantey M. Ergen; (ii) 2,426 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 8,955 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (iv) 2,167,705 shares of Class A Common Stock held by a charitable foundation for which Mr. Ergen is an officer and for which he shares voting and dispositive power with Mrs. Ergen; (v) 6,465 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust; (vi) 63,790,620 shares of Class B Common Stock and 67,000 shares of Class A Common Stock held by Telluray Holdings, LLC (“Telluray Holdings”), for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings; (vii) 10,803,337 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2017 DISH GRAT (the “Two-Year 2017 GRAT”); (viii) 13,963,755 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year March 2018 DISH GRAT (the “Two-Year March 2018 GRAT”); (ix) 18,572,788 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2018 DISH GRAT (the “Two-Year May 2018 GRAT”);  (x) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year November 2018 DISH GRAT (the “Two-Year November 2018 GRAT”); (xi) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year May 2019 DISH GRAT (the “Two-Year May 2019 GRAT”); and (xii) 30,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Ergen Two-Year 2019 DISH GRAT II (the “Two-Year 2019 GRAT II”).

(5) Based on 231,392,511 shares of Class A Common Stock outstanding on May 29, 2019 and assuming conversion of all the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of DISH Network representing approximately 91.3 % of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Cantey M. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 237,200,161 SHARES (1) (2)

	8.	Shared Voting Power 4,863,890 SHARES (1) (3)

	9.	Sole Dispositive Power 173,342,541 SHARES (1) (4)

	10.	Shared Dispositive Power 68,721,510 SHARES (1) (5)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 242,064,051

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 51.5% (6)

14.	Type of Reporting Person IN

(1)  Includes shares of Class A Common Stock and Class B Common Stock.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Consists of: (i) 235 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 2,426 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 63,790,620 shares of Class B Common Stock and 67,000 shares of Class A Common Stock held by Telluray Holdings, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings; (iv) 10,803,337 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2017 GRAT; (v) 13,963,755 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year March 2018 GRAT; (vi) 18,572,788 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2018 GRAT; (vii) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year November 2018 GRAT; (viii) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2019 GRAT; and (ix) 30,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2019 GRAT II.  There is no arrangement or agreement between Telluray Holdings and any of the trusts identified in clauses (iv) - (ix) above to vote any shares of DISH Network.  Mrs. Ergen exercises voting power with respect to Telluray Holdings and each such trust independently, and with respect to the trusts identified in clauses (iv) through (ix), in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(3) Consists of: (i) 1,356,070 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 19,987 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 8,955 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (iv) 2,167,705 shares of Class A Common Stock held by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; (v) 6,465 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust; and (vi)  1,304,708 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(4) Consists of: (i) 235 shares of Class A Common Stock owned beneficially directly by Mrs. Ergen; (ii) 2,426 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 10,803,337 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2017 GRAT; (iv) 13,963,755 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year March 2018 GRAT; (v) 18,572,788 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2018 GRAT; (vi) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year November 2018 GRAT; (vii) 50,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year May 2019 GRAT; and (viii) 30,000,000 shares of Class B Common Stock owned beneficially by Mrs. Ergen solely by virtue of her position as trustee of the Two-Year 2019 GRAT II.  There is no arrangement or agreement between any of the trusts identified in clauses (iii) - (viii) above to dispose of any shares of DISH Network.  Mrs. Ergen exercises dispositive power with respect to each such trust independently and in accordance with her fiduciary responsibilities to the beneficiaries of such trusts.

(5) Consists of: (i) 1,356,070 shares of Class A Common Stock owned beneficially directly by Mr. Ergen, Mrs. Ergen’s spouse; (ii) 19,987 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen through DISH Network’s 401(k) Employee Savings Plan; (iii) 8,955 shares of Class A Common Stock owned beneficially by one of Mr. and Mrs. Ergen’s children; (iv) 2,167,705 shares of Class A Common Stock held by a charitable foundation for which Mrs. Ergen is an officer and for which she shares voting and dispositive power with Mr. Ergen; (v) 6,465 shares of Class A Common Stock held by a trust for which Mrs. Ergen has a durable power of attorney on behalf of the beneficiary of the trust; (vi) 1,304,708 shares of Class B Common Stock owned beneficially directly by Mr. Ergen; and (vii) 63,790,620 shares of Class B Common Stock and 67,000 shares of Class A Common Stock held by Telluray Holdings, for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(6) Based on 231,392,511 shares of Class A Common Stock outstanding on May 29, 2019 and assuming conversion of all the shares of Class B Common Stock held by Mrs. Ergen into Class A Common Stock. Because each share of Class B Common Stock is entitled to 10 votes per share, Mrs. Ergen owns beneficially equity securities of DISH Network representing approximately 91.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Three-Year 2017 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0 SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 0% (2)

14.	Type of Reporting Person OO

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Two-Year 2017 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,803,337 SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,803,337 SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 10,803,337

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 4.5% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year 2017 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 231,392,511 shares of Class A Common Stock outstanding on May 29, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year 2017 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year 2017 GRAT may be deemed to own beneficially would be approximately 2.3%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year 2017 GRAT owns beneficially equity securities of DISH Network representing approximately 4.1% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Two-Year March 2018 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,963,755 SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 13,963,755 SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 13,963,755

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 5.7% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year March 2018 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 231,392,511 shares of Class A Common Stock outstanding on May 29, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year March 2018 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year March 2018 GRAT may be deemed to own beneficially would be approximately 3.0%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year March 2018 GRAT owns beneficially equity securities of DISH Network representing approximately 5.3% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Two-Year May 2018 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,572,788 SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,572,788 SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 18,572,788

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 7.4% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year May 2018 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 231,392,511 shares of Class A Common Stock outstanding on May 29, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year May 2018 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year May 2018 GRAT may be deemed to own beneficially would be approximately 4.0%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year May 2018 GRAT owns beneficially equity securities of DISH Network representing approximately 7.1% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Two-Year November 2018 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000 SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 50,000,000 SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 50,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 17.8% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year November 2018 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 231,392,511 shares of Class A Common Stock outstanding on May 29, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year November 2018 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year November 2018 GRAT may be deemed to own beneficially would be approximately 10.6%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year November 2018 GRAT owns beneficially equity securities of DISH Network representing approximately 19.1% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Two-Year May 2019 DISH GRAT

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000 SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 50,000,000 SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 50,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 17.8% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year May 2019 GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 231,392,511 shares of Class A Common Stock outstanding on May 29, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year May 2019 GRAT into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year May 2019 GRAT may be deemed to own beneficially would be approximately 10.6%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year May 2019 GRAT owns beneficially equity securities of DISH Network representing approximately 19.1% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Ergen Two-Year 2019 DISH GRAT II

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000,000 SHARES (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 30,000,000 SHARES (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 30,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 11.5% (2)

14.	Type of Reporting Person OO

(1) All of the shares beneficially held by the Two-Year 2019 GRAT II are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 231,392,511 shares of Class A Common Stock outstanding on May 29, 2019 and assuming conversion of all the shares of Class B Common Stock held by the Two-Year 2019 GRAT II into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Two-Year 2019 GRAT II  may be deemed to own beneficially would be approximately 6.4%.  Because each share of Class B Common Stock is entitled to 10 votes per share, the Two-Year 2019 GRAT II owns beneficially equity securities of DISH Network representing approximately 11.5% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

CUSIP No. 25470M 109

1.	Name of Reporting Person Telluray Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,857,620 SHARES (1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 63,857,620 SHARES (1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by the Reporting Person 63,857,620

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 21.6% (2)

14.	Type of Reporting Person OO

(1) Includes shares of Class A Common Stock and Class B Common Stock, of which Telluray Holdings is the beneficial owner.  The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.  Consists of: (i) 63,790,620 shares of Class B Common Stock; and (ii) 67,000 shares of Class A Common Stock, for which Mrs. Ergen has sole voting power as a manager of Telluray Holdings and for which Mr. Ergen and Mrs. Ergen share dispositive power as the managers of Telluray Holdings.

(2) Based on 231,392,511 shares of Class A Common Stock outstanding on May 29, 2019 and assuming conversion of all the shares of Class B Common Stock held by Telluray Holdings into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Telluray Holdings may be deemed to own beneficially would be approximately 13.6%.  Because each share of Class B Common Stock is entitled to 10 votes per share, Telluray Holdings owns beneficially equity securities of DISH Network representing approximately 24.4% of the voting power of DISH Network (assuming no conversion of the Class B Common Stock).

Item 2.                   Identity and Background.

Item 2 is amended and restated as follows:

This statement is being filed jointly by: (a) Charles W. Ergen; (b) Cantey M. Ergen; (c) the Three-Year 2017 GRAT; (d) the Two-Year 2017 GRAT; (e) the Two-Year March 2018 GRAT; (f) the Two-Year May 2018 GRAT; (g) the Two-Year November 2018 GRAT; (h) the Two-Year May 2019 GRAT, (i) the Two-Year 2019 GRAT II; and (j) Telluray Holdings, who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. and Mrs. Ergen, the Three-Year 2017 GRAT, the Two-Year 2017 GRAT, the Two-Year March 2018 GRAT, the Two-Year May 2018 GRAT, the Two-Year November 2018 GRAT, the Two-Year May 2019 GRAT; the Two-Year 2019 GRAT II and Telluray Holdings.

(A) Charles W. Ergen

Mr. Ergen’s principal occupation is Chairman of DISH Network and Chairman of EchoStar Corporation, and his principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mr. Ergen has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ergen is a citizen of the United States.

(B) Cantey M. Ergen

Mrs. Ergen is a Senior Advisor and member of the Board of Directors of DISH Network and her principal address is 9601 S. Meridian Blvd., Englewood, Colorado 80112. Mrs. Ergen has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Ergen is a citizen of the United States.

(C) Three-Year 2017 GRAT

The Three-Year 2017 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Three-Year 2017 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(D) Two-Year 2017 GRAT

The Two-Year 2017 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year 2017 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year 2017 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 10,803,337 shares of Class B Common Stock held by the Two-Year 2017 GRAT, except as set forth in Item 6.

(E) Two-Year March 2018 GRAT

The Two-Year March 2018 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year March 2018 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year March 2018 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 13,963,755 shares of Class B Common Stock held by the Two-Year March 2018 GRAT, except as set forth in Item 6.

(F) Two-Year May 2018 GRAT

The Two-Year May 2018 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year May 2018 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year May 2018 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 18,572,788 shares of Class B Common Stock held by the Two-Year May 2018 GRAT, except as set forth in Item 6.

(G) Two-Year November 2018 GRAT

The Two-Year November 2018 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year November 2018 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year November 2018 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 50,000,000 shares of Class B Common Stock held by the Two-Year November 2018 GRAT, except as set forth in Item 6.

(H) Two-Year May 2019 GRAT

The Two-Year May 2019 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year May 2019 GRAT has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year May 2019 GRAT, Mrs. Ergen is vested with sole voting and dispositive power over the 50,000,000  shares of Class B Common Stock held by the Two-Year May 2019 GRAT, except as set forth in Item 6.

(I) Two-Year 2019 GRAT II

The Two-Year 2019 GRAT II was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Cantey M. Ergen, as

Trustee, at 9601 S. Meridian Blvd., Englewood, Colorado 80112. The Two-Year 2019 GRAT II has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the Two-Year 2019 GRAT II, Mrs. Ergen is vested with sole voting and dispositive power over the 30,000,000 shares of Class B Common Stock held by the Two-Year 2019 GRAT II, except as set forth in Item 6.

(I) Telluray Holdings

Telluray Holdings is a limited liability company organized under the laws of the State of Wyoming and its principal business is to hold a portion of the assets and estate of Mr. Ergen and to hold certain assets of certain trusts established by Mr. Ergen for the benefit of his family. Its address is 1623 Central Avenue, Suite 214, Cheyenne, Wyoming 82001. Telluray Holdings has not, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ergen and certain trusts established by Mr. Ergen for the benefit of his family are the members of Telluray Holdings.  Mr. Ergen and Mrs. Ergen are the managers of Telluray Holdings.  As a manager of Telluray Holdings, Mrs. Ergen has sole voting power over the 67,000 shares of Class A Common Stock and 63,790,620 shares of Class B Common Stock held by Telluray Holdings.  As managers of Telluray Holdings, Mr. Ergen and Mrs. Ergen share dispositive power over the shares of Class A Common Stock and shares of Class B Common Stock held by Telluray Holdings.

Item 3.                   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The Two-Year 2019 GRAT II acquired beneficial ownership of 30,000,000 shares of Class B Common Stock of DISH Network when Mr. Ergen contributed such shares of Class B Common Stock to the Two-Year 2019 GRAT II on May 30, 2019.  Mr. Ergen established the Two-Year 2019 GRAT II for estate planning purposes.  Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time.

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds or funds barrowed by the Reporting Persons.

Item 4.                   Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the second quarter of each year, Mr. Ergen receives an annuity amount from the Three-Year 2017 GRAT, assuming that the Three-Year 2017 GRAT has not expired.  The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution.  In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of the Three-Year 2017 GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the shares of Class B Common Stock held by the Three-Year 2017 GRAT.  On May 30, 2019, the Three-Year 2017 GRAT distributed all 15,603,738 shares of Class B Common Stock held by the Three-Year 2017 GRAT to Mr. Ergen as an annuity payment, and the Three-Year 2017 GRAT expired in accordance with its terms.

As described in Item 3 above, Mr. Ergen contributed 30,000,000 shares of Class B Common Stock to the Two-Year 2019 GRAT II on May 30, 2019.  Mr. Ergen’s spouse, Cantey M. Ergen, serves as trustee of the Two-Year 2019 GRAT II and holds sole voting and dispositive power over the 30,000,000 shares of Class B Common Stock held by the Two-Year 2019 GRAT II, except as set forth in Item 6 below.  Mr. Ergen receives an annual annuity amount from the Two-Year 2019 GRAT II under the trust agreement governing the Two-Year 2019 GRAT II.  Members of Mr. and Mrs. Ergen’s family are the beneficiaries of the Two-Year 2019 GRAT II. The Two-Year 2019 GRAT II is scheduled to expire on May 30, 2021.

Item 5.                   Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

(a)  This filing is for the cumulative share holdings of an affiliated group as of the close of business on May 30, 2019.  See Items 11 and 13 of the cover pages to this Amendment No. 32 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.  The Reporting Persons’ beneficial ownership of shares of Class A Common Stock excludes 55,185 shares of Class A Common Stock held by certain trusts established by Mr. Ergen for the benefit of his family.  Mr. Ergen and Mrs. Ergen disclaim beneficial ownership of the 63,790,620 shares of Class B Common Stock and the 67,000 shares of Class A Common Stock held by Telluray Holdings, except to the extent of their pecuniary interest.

(b)  See Items 7 through 10 of the cover pages to this Amendment No. 32 for the number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  The Reporting Persons have not effected any transactions in the Class A Common Stock of DISH Network in the last sixty days other than as described herein or as reflected in Amendments No. 30 and 31 to this Schedule 13D/A.

(d) Not applicable.

(e)  On May 30, 2019, the Three-Year 2017 GRAT distributed all 15,603,738 shares of Class B Common Stock held by the Three-Year 2017 GRAT to Mr. Ergen as an annuity payment, and the Three-Year 2017 GRAT expired in accordance with its terms.

Item 6.                   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows:

Except as disclosed below and elsewhere in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities of DISH Network, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The trust agreements for the Two-Year 2017 GRAT, the Two-Year March 2018 GRAT, the Two-Year May 2018 GRAT, the Two-Year November 2018 GRAT, the Two-Year May 2019 GRAT and the Two-Year 2019 GRAT II contain an irrevocable provision that provides that the trustee will not dispose of any shares of DISH Network held by the Two-Year 2017 GRAT, the Two-Year March 2018 GRAT, the Two-Year May 2018 GRAT, the Two-Year November 2018 GRAT, the Two-Year May 2019 GRAT or the Two-Year

2019 GRAT II unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of  the Two-Year 2017 GRAT, the Two-Year March 2018 GRAT, the Two-Year May 2018 GRAT, the Two-Year November 2018 GRAT, the Two-Year May 2019 GRAT and the Two-Year 2019 GRAT II will have sole discretion with respect to the disposition of any shares of DISH Network held by the Two-Year 2017 GRAT, the Two-Year March 2018 GRAT, the Two-Year May 2018 GRAT, the Two-Year November 2018 GRAT, the Two-Year May 2019 GRAT and the Two-Year 2019 GRAT II, respectively.

A “Change of Control Event” will occur if: (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either: (A) DISH Network; or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of DISH Network are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either: (A) DISH Network; or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of DISH Network such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the Two-Year 2017 GRAT, the Two-Year March 2018 GRAT, the Two-Year May 2018 GRAT, the Two-Year November 2018 GRAT, the Two-Year May 2019 GRAT or the Two-Year 2019 GRAT II, as applicable.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of DISH Network who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either: (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election; or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of DISH Network and all warrants, options or other rights to acquire capital stock of DISH Network (but excluding any debt security that is convertible into, or exchangeable for, capital stock of DISH Network).

“Related Party” means: (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of DISH Network are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7.                   Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

/s/ Charles W. Ergen
Dated: May 31, 2019	Charles W. Ergen

CANTEY M. ERGEN

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen

ERGEN THREE-YEAR 2017 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2017 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MARCH 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR NOVEMBER 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2019 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2019 DISH GRAT II

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

TELLURAY HOLDINGS, LLC

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Manager

ATTENTION:
Intentional misstatements or omissions of fact constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A: Agreement of Joint Filing

EXHIBIT A

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D/A to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

CHARLES W. ERGEN

/s/ Charles W. Ergen
Dated: May 31, 2019	Charles W. Ergen

CANTEY M. ERGEN

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen

ERGEN THREE-YEAR 2017 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2017 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MARCH 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR NOVEMBER 2018 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR MAY 2019 DISH GRAT

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

ERGEN TWO-YEAR 2019 DISH GRAT II

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Trustee

TELLURAY HOLDINGS, LLC

/s/ Cantey M. Ergen
Dated: May 31, 2019	Cantey M. Ergen, Manager